Securities and exchange commission

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Arotech Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

042682 20 3

(CUSIP Number)

Ephraim Fields

Echo Lake Capital

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 251-3381

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

December 10, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 042682 20 3	Page 1 of 10 Pages

1	NAME OF REPORTING PERSON Ephraim Fields
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,002,596 (includes 200,800 shares underlying sold-short put options exercisable within 60 days hereof)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,002,596 (includes 200,800 shares underlying sold-short put options exercisable within 60 days hereof)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,596 (includes 200,800 shares underlying sold-short put options exercisable within 60 days hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 042682 20 3	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Keith Rosenbloom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 337,251*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 337,251*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,251
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

*	As the sole Managing Member of Cruiser Capital Advisors, LLC, which acts as the investment advisor to pooled investment vehicles (the “Cruiser Portfolios”) on a discretionary basis, he has the power to direct the affairs of Cruiser Capital Advisors, LLC, which has sole voting and dispositive power over the 336,728 shares of Common Stock held on behalf of the Cruiser Portfolios. Mr. Rosenbloom owns 523 Shares of record in his personal account.

CUSIP No. 042682 20 3	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Cruiser Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 336,728
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 336,728
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 336,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 042682 20 3	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Lawrence F. Hagenbuch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 042682 20 3	Page 5 of 10 Pages

AMENDED SCHEDULE 13D

This Third Amended Schedule 13D (this “Schedule 13D/A”) amends and restates the Schedule 13D initially filed with the Securities and Exchange Commission and is being filed by Ephraim Fields and relates to common stock, par value $0.01 per share (the “Common Stock”) of Arotech Corporation, a Delaware corporation (the “Company” or the “Issuer”).

Ephraim Fields expressly disclaims beneficial ownership of securities held by Keith Rosenbloom, Cruiser Capital Advisors, LLC and Lawrence F. Hagenbuch. The securities reported herein as being beneficially owned by Mr. Fields do not include any securities held by Mr. Rosenbloom, Cruiser Capital Advisors, LLC or Mr. Hagenbuch.

By virtue of Keith Rosenbloom and Lawrence F. Hagenbuch agreeing to serve as nominees for election to the Issuer’s Board of Directors in connection with the nomination of director candidates by Ephraim Fields, Mr. Rosenbloom and Mr. Hagenbuch may be deemed to constitute a “group” with Mr. Fields for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Mr. Rosenbloom and Mr. Hagenbuch expressly disclaim beneficial ownership of securities held by Mr. Fields and by each other. The securities reported herein (if any) as being beneficially owned by Mr. Rosenbloom and Mr. Hagenbuch do not include any securities held by each other or by Mr. Fields.

Item 1. Security and Issuer

Securities acquired:	Common Stock

Issuer:	Arotech Corporation 1229 Oak Valley Drive Ann Arbor, Michigan 48108

Item 2. Identity and Background

(a) This Schedule 13D/A is filed by Ephraim Fields.

Each of the persons identified in this Schedule 13D/A is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 1. While Keith Rosenbloom and Lawrence F. Hagenbuch may be deemed to constitute a “group” with Ephraim Fields for purposes of Section 13(d)(3) of the Exchange Act, due to Mr. Rosenbloom and Mr. Hagenbuch agreeing to serve as nominees for election to the Issuer’s Board of Directors in connection with the nomination of director candidates by Mr. Fields, neither Mr. Rosenbloom nor Mr. Hagenbuch is, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, Mr. Fields as to how he will, if elected as a director of the Issuer, act or vote on any issue or question.

CUSIP No. 042682 20 3	Page 6 of 10 Pages

The Reporting Persons are filing this Schedule 13D/A jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b) The principal place of business for Ephraim Fields is c/o Echo Lake Capital, 888 Seventh Avenue, 17th Floor, New York, NY 10019.

The principal place of business for Keith Rosenbloom is c/o Cruiser Capital Advisors, LLC, 888 Seventh Avenue, 17th Floor, New York, NY 10019.

The principal place of business for Lawrence F. Hagenbuch is 4309 Larchmont Ave., Dallas, TX 75205.

(c) Ephraim Fields is the founder of Echo Lake Capital, a value-oriented investment firm focused on U.S. equities. His principal occupation is investing.

Keith Rosenbloom is the Managing Member of Cruiser Capital Advisors, LLC, and he manages the Cruiser Portfolios. His principal occupation is investing.

Lawrence F. Hagenbuch is the Chief Operating Officer and Chief Financial Officer for J. Hilburn, Inc., a custom clothier for men.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ephraim Fields, Keith Rosenbloom and Lawrence F. Hagenbuch are each a citizen of the United States of America. Cruiser Capital Advisors, LLC is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds

As of the date of this Schedule 13D/A, Ephraim Fields had invested $4,153,288 (inclusive of brokerage commissions) in Common Stock of the Issuer. The aggregate purchase price of the 200,800 shares Common Stock underlying certain sold-short put options that may be deemed to be beneficially owned by Mr. Fields is approximately $316,240, assuming all such shares are purchased by Mr. Fields. The source of these funds was personal investment capital.

As of the date of this Schedule 13D/A, Keith Rosenbloom had invested $1,292 (inclusive of brokerage commissions) in Common Stock of the Issuer. The source of these funds was personal investment capital.

As of the date of this Schedule 13D/A, Cruiser Capital Advisors, LLC had invested $738,981 (inclusive of brokerage commissions) in Common Stock of the Issuer. The source of these funds was working capital.

CUSIP No. 042682 20 3	Page 7 of 10 Pages

Item 4. Purpose of the Transaction

The Reporting Persons purchased the Common Stock for investment purposes. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares at prices that would make the purchase or sale of Common Stock desirable, each Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. Each Reporting Person may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Person may deem advisable.

Except to the extent discussed herein, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Each Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making other proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional shares, selling some or all of its shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing its intention with respect to any and all matters referred to in Item 4.

On December 10, 2015, Ephraim Fields submitted notice to the Issuer of his intent to nominate Ephraim Fields, Keith Rosenbloom and Lawrence F. Hagenbuch as nominees for election as directors, on the WHITE proxy card, at the Issuer’s 2016 Annual Stockholder Meeting. A copy of the nomination letter is attached as Exhibit 2 hereto. In addition, Mr. Fields sent a letter to the Board of Directors discussing the reasons for submitting the nomination letter. A copy of the letter to the Board is attached as Exhibit 3 hereto.

Item 5. Interest in Securities of the Issuer

(a) - (b) Ephraim Fields beneficially owns in the aggregate 2,002,596 shares of Common Stock (including 200,800 Shares underlying certain sold-short put options), which represents approximately 8.1% of the Company’s outstanding shares of Common Stock. The percentage ownership of shares of Common Stock set forth in this Statement is based on 24,697,335 shares of Common Stock issued and outstanding as of August 6, 2015 as reported in the Company’s Form 10-Q filed with the SEC on August 11, 2015.

Ephraim Fields has the sole power to vote or to direct the voting of all such shares described herein.  Mr. Fields has the sole power to dispose or direct the disposition of all such shares described herein.  Mr. Fields does not have shared power to vote or to direct the vote of any such shares described herein, and does not have shared power to dispose or direct the disposition of any such shares described herein.

CUSIP No. 042682 20 3	Page 8 of 10 Pages

Keith Rosenbloom beneficially owns in the aggregate 337,251 shares of Common Stock, which represents approximately 1.4% of the Company’s outstanding shares of Common Stock. The percentage ownership of shares of Common Stock set forth in this Statement is based on 24,697,335 shares of Common Stock issued and outstanding as of August 6, 2015 as reported in the Company’s Form 10-Q filed with the SEC on August 11, 2015.

Keith Rosenbloom is the sole Managing Member of Cruiser Capital Advisors, LLC, which acts as the investment advisor to pooled investment vehicles (the “Cruiser Portfolios”) on a discretionary basis. 336,728 of the shares of Common Stock that are beneficially owned by Mr. Rosenbloom are held of record or beneficially by Cruiser Capital Advisors, LLC on behalf of the Cruiser Portfolios. Because Mr. Rosenbloom is a Managing Member of Cruiser Capital Advisors, LLC, he has the power to direct the affairs of Cruiser Capital Advisors, LLC, which has sole voting and dispositive power over the shares of Common Stock held on behalf of the Cruiser Portfolios. Mr. Rosenbloom owns 523 Shares of record in his personal account.

Lawrence F. Hagenbuch does not own any shares of Common Stock.

(c) Ephraim Fields effected the following transactions in shares of Common Stock since the filing of the last amendment to this Statement:

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected
11/9/2015	4,000	$1.74	Open Market
11/9/2015	2,500	$1.74	Open Market
11/9/2015	2,500	$1.74	Open Market
11/9/2015	300	$1.73	Open Market
11/9/2015	1,100	$1.74	Open Market
11/9/2015	300	$1.72	Open Market
11/9/2015	4,000	$1.71	Open Market
11/10/2015	5,000	$1.57	Open Market
11/10/2015	1,000	$1.58	Open Market
11/10/2015	6,000	$1.58	Open Market
11/10/2015	3,500	$1.58	Open Market
11/10/2015	900	$1.59	Open Market
11/10/2015	3,100	$1.58	Open Market
11/10/2015	1,000	$1.59	Open Market
11/10/2015	300	$1.57	Open Market
11/10/2015	7,200	$1.58	Open Market
11/10/2015	200	$1.58	Open Market
11/10/2015	4,800	$1.58	Open Market
11/10/2015	1,974	$1.57	Open Market
11/10/2015	700	$1.58	Open Market
11/10/2015	2,126	$1.57	Open Market
11/10/2015	4,800	$1.58	Open Market
11/10/2015	3,791	$1.55	Open Market
11/10/2015	2,209	$1.56	Open Market
11/10/2015	100	$1.55	Open Market
11/10/2015	3,700	$1.56	Open Market
11/10/2015	200	$1.56	Open Market
11/11/2015	4,875	$1.57	Open Market
11/11/2015	100	$1.56	Open Market
11/11/2015	1,200	$1.56	Open Market
11/11/2015	400	$1.56	Open Market
11/12/2015	1,700	$1.58	Open Market
11/13/2015	3,000	$1.52	Open Market
11/13/2015	5,200	$1.51	Open Market
11/17/2015	4,000	$1.49	Open Market
11/17/2015	300	$1.53	Open Market
11/17/2015	2,400	$1.50	Open Market
11/17/2015	700	$1.51	Open Market
11/17/2015	600	$1.51	Open Market
11/27/2015	7,000	$1.51	Open Market

CUSIP No. 042682 20 3	Page 9 of 10 Pages

Keith Rosenbloom has not effected any transactions in shares of Common Stock within the past sixty days.

Cruiser Capital Advisors, LLC effected the following transactions in shares of Common Stock within the past sixty days:

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected
11/19/2015	19,118	$1.59	Open Market
11/20/2015	10,000	$1.60	Open Market
11/20/2015	10,813	$1.57	Open Market
11/20/2015	2.300	$1.54	Open Market
11/23/2015	8,472	$1.60	Open Market
12/7/2015	13,300	$1.67	Open Market

Lawrence F. Hagenbuch has not effected any transactions in shares of Common Stock within the past sixty days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As previously disclosed, Ephraim Fields has sold short in the over the counter market American-style put options, referencing 200,800 Shares, which have an exercise price of $2.50 per share and expire on February 19, 2016.

With respect to the Cruiser Portfolios, Cruiser Capital Advisors, LLC may be entitled to an allocation of a portion of profits, if any, and a management fee.

Keith Rosenbloom and Lawrence F. Hagenbuch are indemnified by Ephraim Fields for liabilities they may incur in connection with the intended solicitation of proxies for use at the 2016 Annual Meeting of Stockholders of the Issuer. Mr. Fields will also reimburse Messrs. Rosenbloom and Hagenbuch for expenses that they reasonably incur in connection with the intended solicitation of proxies for use at the 2016 Annual Meeting of Stockholders of the Issuer. Neither Mr. Fields, Mr. Rosenbloom nor Mr. Hagenbuch is, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, each other or any other person as to how he, if elected as a director of the Issuer, will act or vote on any issue or question.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons
Exhibit 99.2	Nomination Letter dated December 10, 2015
Exhibit 99.3	Letter to Board of Directors dated December 10, 2015

CUSIP No. 042682 20 3	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2015

/s/ Ephraim Fields

Ephraim Fields

/s/ Keith Rosenbloom

Keith Rosenbloom

Cruiser Capital Advisors, LLC

By: /s/ Keith Rosenbloom

Name: Keith Rosenbloom

Title: Managing Member

/s/ Lawrence F. Hagenbuch

Lawrence F. Hagenbuch

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, of Arotech Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 10, 2015.

/s/ Ephraim Fields

Ephraim Fields

/s/ Keith Rosenbloom

Keith Rosenbloom

Cruiser Capital Advisors, LLC

By: /s/ Keith Rosenbloom

Name: Keith Rosenbloom

Title: Managing Member

/s/ Lawrence F. Hagenbuch

Lawrence F. Hagenbuch

Exhibit 1-1

EXHIBIT 2

December 10, 2015

Certified Mail Return Receipt Requested and Overnight Delivery

Attention: Secretary of the Corporation, Yaakov Har-Oz

Arotech Corporation

1229 Oak Valley Drive

Ann Arbor, Michigan 48108

Re:	Notice of Intent to Nominate Directors

Ladies and Gentlemen:

This letter constitutes a notice of intent by Ephraim Fields (the “Stockholder”) to nominate three persons for election as directors of Arotech Corporation (the “Company”) at the 2016 Annual Meeting of Stockholders of the Company (the “Annual Meeting”). Enclosed, the Stockholder submits his nominees for election at the Annual Meeting. This notice is being provided to you pursuant to the Company’s charter documents (as filed with the Securities and Exchange Commission), which are silent on the matter, and federal securities law. The Stockholder will resubmit this Notice of Intent to Nominate Directors within the period referenced in the Company’s most recent proxy statement, such that it is resubmitted to the Company not less than 45 days nor more than 60 days prior to the Annual Meeting.

The Stockholder beneficially owns in the aggregate 2,002,596 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), which includes 200,800 Shares underlying certain sold-short put options. In total, this represents approximately 8.1% of the Company’s outstanding Shares.

By the fact of the Stockholder’s submission of this notice of intent to nominate and submit his nominees for election, it is the Stockholders’ understanding that the Company will now generally be obligated under the federal securities laws to file a preliminary proxy statement and form of proxy with the United States Securities and Exchange Commission to allow the Commission to review and comment on such proxy materials.

The Stockholder hereby notifies the Company that he intends to nominate Mr. Ephraim Fields, Mr. Keith Rosenbloom and Mr. Lawrence F. Hagenbuch for election to the Board of Directors of the Company at the Annual Meeting. Enclosed is the written consent of Mr. Ephraim Fields, Mr. Keith Rosenbloom and Mr. Lawrence F. Hagenbuch to be named in the proxy statement of the Stockholder and to serve as directors of the Company if elected.

The Stockholder intends to appear (or will direct a qualified representative of the Stockholder to appear) in person or by proxy at the Annual Meeting to nominate Mr. Ephraim Fields, Mr. Keith Rosenbloom and Mr. Lawrence F. Hagenbuch, and the Stockholder intends to deliver a proxy statement and form of WHITE proxy card to holders of at least the percentage of the Company’s outstanding capital stock required to elect the nominees.

To the extent not prohibited under the Company’s charter documents and applicable law, the Stockholder reserves the right to solicit proxies for the election of a substitute nominee if the Company makes or announces any changes to its charter documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying a nominee.

Provided below is information that addresses information required by the Company’s charter documents (as filed with the Securities and Exchange Commission), which are silent on the matter, and federal securities law in connection with the Stockholder’s nomination of directors.

Exhibit 2-1

As to Stockholder and Proposed Nominees:

A. Name, Age, and Address

Name	Age	Address

Ephraim Fields	49	c/o Echo Lake Capital 888 Seventh Avenue, 17th Floor New York, NY 10019
Keith Rosenbloom	47	c/o Cruiser Capital 888 Seventh Avenue, 17th Floor New York, NY 10019
Lawrence F. Hagenbuch	49	4309 Larchmont Ave Dallas, TX 75205

B. Principal Occupation or Employment and Qualifications

Ephraim Fields:	Mr. Ephraim Fields is the founder of Echo Lake Capital, a value-oriented investment firm which invests in publicly traded U.S. equities. Prior to founding Echo Lake, Ephraim was the founder and portfolio manager of Clarus Capital, a value-oriented investment fund which invested primarily in small cap and microcap U.S. listed stocks. Earlier in his career Ephraim was an investment banker at Credit Suisse, Donaldson, Lufkin and Jenrette, and Wasserstein Perella. Ephraim has an MBA from the Wharton School at the University of Pennsylvania and a BSBA from Washington University in St. Louis. Ephraim has extensive experience in mergers and acquisitions, debt and equity capital markets, microcap stocks and private equity investing. Mr. Fields is the son of an Israeli mother and has spent significant time in Israel.

Keith Rosenbloom:	Mr. Keith Rosenbloom is the co-founder of Cruiser Capital Advisors, LLC, which acts as the investment advisor to pooled investment vehicles (the “Cruiser Portfolios”) on a discretionary basis. He has managed the Cruiser Portfolios since inception. Mr. Rosenbloom has over 25 years of investing experience with an emphasis on applying traditional value oriented private equity techniques to public and private special situations. Prior to founding Cruiser Capital, Keith, co-founded and managed the CARE Capital Group, an investment company focused on investing in hedge funds and creating alternative investment opportunities, where he served as Portfolio Manager of the CARE Fund and CARE Market Neutral Fund. Prior to CARE Capital, Keith co-managed Comvest Venture Partners, a private equity and bridge loan fund, and served as Director of Merchant Banking for Commonwealth Associates. Keith also serves on a number of charitable boards including, Hillel International (Board of Governors), and Hatzalah (Israel's private EMT service). Keith acts as an advisor to two family offices on their alternative investment portfolios. Keith graduated cum laude from Yale University. Keith has extensive experience in corporate finance, mergers and acquisitions, and public market and private equity investing.

Lawrence F. Hagenbuch:	Mr. Lawrence Hagenbuch is currently the Chief Operating Officer and Chief Financial Officer for J. Hilburn, Inc., a custom clothier for men. The principal offices of J. Hilburn is located at located at 12700 Park Central Drive, Suite 2000, Dallas, TX 75251. Mr. Hagenbuch has been with J Hilburn since May 2010. Mr. Hagenbuch also serves on the board of directors of Remy International (NASDAQ REMY), since November 18, 2008, and currently serves on Remy International’s audit and compensation committees. Mr. Hagenbuch has served in senior management positions for Suntx Capital partners, Alix Partners, GE / GE capital, and American National Can. Mr. Hagenbuch began his professional career in the United States Navy. Mr. Hagenbuch earned an undergraduate in engineering degree from Vanderbilt University and an MBA from the Wharton School of the University of Pennsylvania. Mr. Hagenbuch has extensive experience in supply chain, operational and profitability improvements, and through his background as a consultant and in senior management roles at various companies, he brings considerable experience in implementing lean manufacturing discipline and in creating innovative business and marketing strategies.

The combination of experience, skill sets, and qualifications discussed above led to the conclusion that each of the nominees should serve as a director of the Company. Specifically, the nominees have gained familiarity with the Company’s financial statements and understand both the demands of operating a business and the challenges currently facing the Company, which will make them a valuable resource on the Board of Directors.

Exhibit 2-2

Furthermore, the role of an effective director inherently requires certain personal qualities, such as integrity, as well as the ability to comprehend, discuss and critically analyze materials and issues that are presented so that the director may exercise judgment and reach conclusions in fulfilling his duties and fiduciary obligations.  The Stockholder believes that the background and expertise of each of Messrs. Fields, Rosenbloom and Hagenbuch, as set forth above, evidence those abilities and are appropriate to his serving on the Company’s board of directors.

The Stockholder believes that Messrs. Fields, Rosenbloom and Hagenbuch would be deemed “independent” as that term is defined in the NASDAQ listing standards. The Stockholder also believes that Messrs. Fields, Rosenbloom and Hagenbuch would each qualify as an “audit committee financial expert,” as that term is defined by the Securities and Exchange Commission.

C. Shares Owned by the Nominees Either Beneficially or of Record

Messrs. Fields and Rosenbloom own Shares as reflected below. Mr. Hagenbuch does not own Shares, beneficially (directly or indirectly) or of record. Messrs. Fields, Rosenbloom and Hagenbuch do not own any securities of any parent or subsidiary of the Company. To their knowledge, none of their associates own any Shares beneficially (directly or indirectly).

Name of Nominee	Class	Amount

Ephraim Fields	Common	2,002,596(1)

Keith Rosenbloom	Common	337,251(2)

 ______________

(1)	Includes 200,800 shares underlying sold-short put options exercisable within 60 days.
(2)	As a Managing Member of Cruiser Capital Advisors, LLC, which acts as the investment advisor to the Cruiser Portfolios on a discretionary basis, Mr. Rosenbloom has the power to direct the affairs of Cruiser Capital Advisors, LLC, which has sole voting and dispositive power over the 336,728 shares of Common Stock held on behalf of the Cruiser Portfolios. Mr. Rosenbloom owns 523 Shares of record in his personal account

D. Interest of Certain Persons in Company and Matters to Be Acted Upon

Except as otherwise set forth herein, Mr. Fields is not, nor has he been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. Mr. Fields has sold short in the over the counter market American-style put options, referencing 200,800 Shares, which have an exercise price of $2.50 per Share and expire on February 19, 2016.

Mr. Fields does not have, nor do any of his associates have, any arrangement or understanding with any person with respect to any future employment with the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Except as otherwise set forth herein, Mr. Rosenbloom is not, nor has he been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Mr. Rosenbloom does not have, nor do any of his associates have, any arrangement or understanding with any person with respect to any future employment with the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Except as otherwise set forth herein, Mr. Hagenbuch is not, nor has he been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Exhibit 2-3

Mr. Hagenbuch does not have, nor do any of his associates have, any arrangement or understanding with any person with respect to any future employment with the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

The Stockholder has no material interest in the election of the nominees other than in his capacity as a stockholder of the Company.

E. Other Information

Directorships of Other Publicly Owned Companies

Messrs. Fields and Rosenbloom do not presently serve, nor have they served during the past five years, as a director of any corporation, partnership or other entity that has a class of equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or subject to the requirements of Section 15(d) of the Exchange Act, or any corporation, partnership or other entity registered as an investment company under the Investment Company Act of 1940, as amended. Mr. Hagenbuch serves on the board of directors of Remy International (NASDAQ REMY).

Material Proceedings Adverse to the Company

To the knowledge of the Stockholder and the nominees, there are no material proceedings to which the nominees, or any of their associates, is a party adverse to the Company or any of its subsidiaries, and neither the nominees nor any of their associates has a material interest adverse to the Company or any of its subsidiaries.

Transactions In Stock of the Company

The transactions identified on Appendix A are those of Messrs. Fields and Rosenbloom and are the only transactions in Shares during the past two years. Neither Mr. Fields nor Mr. Rosenbloom borrowed funds in connection with their transactions in Shares, nor did they utilize any margin account. Mr. Hagenbuch had no transactions in Shares during the past two years.

Arrangements or Understandings with Other Persons

The Stockholder will reimburse Messrs. Rosenbloom and Hagenbuch for any expenses that they reasonably incur in connection with the intended solicitation of proxies for use at the Annual Meeting. To Mr. Field’s knowledge, he has no arrangement or understandings with any other person pursuant to which he was or is to be selected as a director or nominee for election as a director of the Company. To Mr. Rosenbloom’s knowledge, he has no arrangement or understandings with any other person pursuant to which he was or is to be selected as a director or nominee for election as a director of the Company. To Mr. Hagenbuch’s knowledge, he has no arrangement or understandings with any other person pursuant to which he was or is to be selected as a director or nominee for election as a director of the Company. None of the nominees is, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to each other or any other person as to how he, if elected as a director of the Company, will act or vote on any issue or question.

As of the date of this letter, the Stockholder has not retained any person to make solicitations or recommendations to stockholders for the purpose of assisting in the election of the nominees as directors.

Absence of any Family Relationships

None of the nominees has any family relationship with any director or officer of the Company.

Exhibit 2-4

Absence of Involvement in Certain Legal Proceedings

To the knowledge of the nominees, and based on information in their possession, during the past ten years:

a.      No petition under the federal bankruptcy laws or any state insolvency law has been filed by or against Mr. Fields, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of Mr. Fields. In addition, no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of any partnership in which he is or was a general partner, or any corporation or business association of which he is or was an executive officer at or within two years before the time of such filing.

b.     Mr. Fields has not been convicted in a criminal proceeding nor has he been the named subject of any criminal proceeding which is presently pending (excluding traffic violations or similar misdemeanors).

c.      Mr. Fields has not been the subject of any court order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining (or otherwise limiting) him from (A) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission (“CFTC”) or any associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with any such activity; (B) engaging in any type of business practice; or (C) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.

d.     Mr. Fields has not been the subject of any order, judgment or decree not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days his right to be engaged in any activity described in clause c.(A) above, or his right to be associated with persons engaged in any such activity.

e.      Mr. Fields has not been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission (“SEC”) or the CFTC to have violated any federal or state securities law or any federal commodities law, where such judgment or finding has not been subsequently reversed, suspended or vacated.

f.      Except as noted below, Mr. Fields was not the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (A) Any federal or state securities or commodities law or regulation; (B) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (C) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity. As described in SEC administrative proceeding, File No. 3-13962, in July 2010, without admitting or denying any violation, Mr. Fields submitted an offer to the SEC to settle a matter by agreeing to cease and desist from committing any violations of Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, to be censured and to pay a fifty thousand dollar penalty, with the offer of settlement being accepted in the SEC’s order.

g.     Mr. Fields was not the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, and registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Exhibit 2-5

To the knowledge of the nominees, and based on information in their possession, during the past ten years:

a.      No petition under the federal bankruptcy laws or any state insolvency law has been filed by or against Mr. Rosenbloom, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of Mr. Rosenbloom. In addition, since January 1, 2005, no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of any partnership in which he is or was a general partner, or any corporation or business association of which he is or was an executive officer at or within two years before the time of such filing.

b.     Mr. Rosenbloom has not been convicted in a criminal proceeding nor has he been the named subject of any criminal proceeding which is presently pending (excluding traffic violations or similar misdemeanors).

c.      Mr. Rosenbloom has not been the subject of any court order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining (or otherwise limiting) him from (A) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the CFTC or any associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with any such activity; (B) engaging in any type of business practice; or (C) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.

d.     Mr. Rosenbloom has not been the subject of any order, judgment or decree not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days his right to be engaged in any activity described in clause c. above, or his right to be associated with persons engaged in any such activity.

e.      Mr. Rosenbloom has not been found by a court of competent jurisdiction in a civil action or by the SEC or the CFTC to have violated any federal or state securities law or any federal commodities law, where such judgment or finding has not been subsequently reversed, suspended or vacated.

f.      Mr. Rosenbloom was not the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (A) Any federal or state securities or commodities law or regulation; (B) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (C) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity.

g.     Mr. Rosenbloom was not the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, and registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

To the knowledge of the nominees, and based on information in their possession, during the past ten years:

a.      No petition under the federal bankruptcy laws or any state insolvency law has been filed by or against Mr. Hagenbuch, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of Mr. Hagenbuch. In addition, since January 1, 2005, no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of any partnership in which he is or was a general partner, or any corporation or business association of which he is or was an executive officer at or within two years before the time of such filing.

Exhibit 2-6

b.     Mr. Hagenbuch has not been convicted in a criminal proceeding nor has he been the named subject of any criminal proceeding which is presently pending (excluding traffic violations or similar misdemeanors).

c.      Mr. Hagenbuch has not been the subject of any court order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining (or otherwise limiting) him from (A) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the CFTC or any associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with any such activity; (B) engaging in any type of business practice; or (C) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.

d.     Mr. Hagenbuch has not been the subject of any order, judgment or decree not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days his right to be engaged in any activity described in clause c. above, or his right to be associated with persons engaged in any such activity.

e.      Mr. Hagenbuch has not been found by a court of competent jurisdiction in a civil action or by the SEC or the CFTC to have violated any federal or state securities law or any federal commodities law, where such judgment or finding has not been subsequently reversed, suspended or vacated.

f.      Mr. Hagenbuch was not the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (A) Any federal or state securities or commodities law or regulation; (B) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (C) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity.

g.     Mr. Hagenbuch was not the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, and registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Material Proceedings Adverse to the Company

To the knowledge of the Stockholder and the other nominees, there are no material proceedings to which the nominees, or any of their associates, is a party adverse to the Company or any of its subsidiaries, and neither the nominees nor any of their associates has a material interest adverse to the Company or any of its subsidiaries.

Absence of Certain Transactions

To the knowledge of the nominees, and based on information in their possession, since the beginning of the Company’s last fiscal year, none of the nominees, nor any member of their immediate family, has had any direct or indirect material interest in any transaction in which the Company was or is a participant, and none of the nominees, nor any member of their immediate family, has any direct or indirect material interest in any currently proposed transaction in which the Company is to be a participant.

Section 16 Compliance

None of the nominees is required to file reports under Section 16 of the Exchange Act with respect to Shares of the Company.

* * *

If the Company’s board of directors or a committee thereof believes this notice is incomplete or otherwise deficient in any respect, please contact the Stockholder immediately so that the Stockholder may promptly address any alleged deficiencies.

Very truly yours,

/s/ Ephraim Fields

Exhibit 2-7

Appendix A

Transactions by Ephraim Fields during the past two years:

Date of	Amount of Shares	Price	Total Shares Then
Transaction	Acquired/-Sold	Per Share	Long/-Short
3/19/2014	-29,719	$4.37	20,381
3/20/2014	29,719	$4.29	50,100
3/25/2014	-175,660	$4.85	-125,560
3/27/2014	-42,567	$5.65	-168,127
3/28/2014	-5,000	$5.67	-173,127
3/31/2014	-100	$6.25	-173,227
3/31/2014	-3,719	$6.24	-176,946
3/31/2014	9,000	$6.26	-167,946
3/31/2014	-5,100	$6.41	-173,046
3/31/2014	-3,900	$6.41	-176,946
4/1/2014	5,000	$5.54	-171,946
4/1/2014	-3,300	$5.59	-175,246
4/1/2014	-1,700	$5.60	-176,946
4/1/2014	9,700	$5.31	-167,246
4/2/2014	-6,000	$5.59	-173,246
4/3/2014	-5,000	$5.15	-178,246
4/3/2014	-15,000	$5.13	-193,246
4/3/2014	-9,795	$5.13	-203,041
4/3/2014	6,000	$5.19	-197,041
4/4/2014	100	$4.65	-196,941
4/4/2014	25,000	$4.74	-171,941
4/4/2014	13,919	$5.12	-158,022
4/10/2014	15,000	$4.43	-143,022
4/14/2014	7,000	$4.34	-136,022
4/16/2014	6,000	$4.34	-130,022
4/22/2014	3,339	$3.70	-126,683
4/22/2014	9,839	$3.69	-116,844
4/22/2014	15,000	$3.71	-101,844
4/22/2014	12,402	$3.76	-89,442
4/23/2014	180042	$3.82	90,600
4/24/2014	83300	$3.50	173,900
4/25/2014	200	$3.50	174,100
4/25/2014	7,375	$3.39	181,475
4/25/2014	5,100	$3.41	186,575
4/25/2014	1,539	$3.40	188,114
4/25/2014	1,800	$3.40	189,914
4/25/2014	2,661	$3.40	192,575
4/28/2014	100	$3.38	192,675
4/28/2014	19,900	$3.38	212,575
4/28/2014	1,259	$3.39	213,834
4/28/2014	20,000	$3.26	233,834
4/28/2014	20,000	$3.28	253,834
4/28/2014	2,100	$3.36	255,934
4/28/2014	3,574	$3.36	259,508
4/28/2014	100	$3.36	259,608
4/28/2014	5,356	$3.36	264,964
4/29/2014	2,018	$3.47	266,982
4/30/2014	-10,045	$3.47	256,937
4/30/2014	1,800	$3.49	258,737
4/30/2014	19,342	$3.45	278,079

Exhibit 2-8

5/1/2014	-4,200	$3.51	273,879
5/1/2014	-1,998	$3.50	271,881
5/1/2014	193	$3.43	272,074
5/5/2014	-188874	$4.02	83,200
5/6/2014	6,800	$3.71	90,000
5/13/2014	4,000	$3.72	94,000
5/14/2014	19,200	$3.89	113,200
5/14/2014	800	$3.88	114,000
5/14/2014	5,000	$3.87	119,000
5/14/2014	23	$3.90	119,023
5/14/2014	2,000	$3.88	121,023
5/14/2014	1,000	$3.87	122,023
5/14/2014	20,000	$3.89	142,023
5/14/2014	20,000	$3.89	162,023
5/15/2014	5,000	$4.11	167,023
5/15/2014	317	$4.12	167,340
5/15/2014	200	$4.11	167,540
5/15/2014	-19,200	$3.89	148,340
5/15/2014	-800	$3.88	147,540
5/15/2014	19,200	$3.89	166,740
5/15/2014	800	$3.88	167,540
5/20/2014	7,000	$4.44	174,540
5/20/2014	13,000	$4.44	187,540
5/21/2014	550	$4.35	188,090
5/22/2014	-49,417	$4.53	138,673
5/22/2014	-20,550	$4.52	118,123
5/22/2014	-25,023	$4.51	93,100
5/22/2014	-43,000	$4.52	50,100
7/11/2014	9,000	$3.54	59,100
7/14/2014	-969	$3.74	58,131
7/14/2014	100	$3.55	58,231
7/14/2014	9,900	$3.55	68,131
7/14/2014	3,000	$3.57	71,131
7/14/2014	2,480	$3.57	73,611
7/14/2014	3,720	$3.56	77,331
7/14/2014	800	$3.55	78,131
7/14/2014	-9,000	$3.55	69,131
7/14/2014	9,800	$3.55	78,931
7/14/2014	200	$3.55	79,131
7/15/2014	-8,000	$3.65	71,131
7/15/2014	4,000	$3.62	75,131
7/15/2014	4,000	$3.62	79,131
7/15/2014	-29,031	$3.69	50,100
7/17/2014	500	$3.54	50,600
7/17/2014	1,820	$3.54	52,420
7/17/2014	7,000	$3.62	59,420
7/17/2014	3,000	$3.60	62,420
7/17/2014	100	$3.58	62,520
7/17/2014	9,900	$3.59	72,420
7/17/2014	7,000	$3.59	79,420
7/17/2014	3,000	$3.59	82,420
7/17/2014	1,900	$3.56	84,320
7/17/2014	13,100	$3.56	97,420
7/18/2014	-13,944	$3.64	83,476

Exhibit 2-9

7/21/2014	-32,276	$3.72	51,200
7/21/2014	-100	$3.73	51,100
7/21/2014	-1,000	$3.74	50,100
9/22/2014	2,500	$3.24	52,600
9/22/2014	7,000	$3.25	59,600
9/22/2014	475	$3.25	60,075
9/22/2014	25	$3.25	60,100
9/22/2014	200	$3.25	60,300
9/22/2014	600	$3.25	60,900
9/22/2014	1,600	$3.25	62,500
9/23/2014	210	$3.21	62,710
9/23/2014	5,000	$3.21	67,710
9/30/2014	6,000	$3.25	73,710
9/30/2014	2,000	$3.24	75,710
10/1/2014	1,700	$3.18	77,410
10/1/2014	300	$3.19	77,710
10/1/2014	4,700	$3.19	82,410
10/2/2014	4,000	$3.03	86,410
10/2/2014	4,000	$3.06	90,410
10/2/2014	200	$3.13	90,610
10/2/2014	3,800	$3.14	94,410
10/2/2014	3,500	$3.05	97,910
10/6/2014	1,604	$3.27	99,514
10/6/2014	6,000	$3.26	105,514
10/8/2014	135	$3.06	105,649
10/8/2014	900	$3.13	106,549
10/8/2014	2,600	$3.15	109,149
10/9/2014	1,800	$3.04	110,949
10/9/2014	500	$3.04	111,449
10/9/2014	2,000	$3.04	113,449
10/9/2014	1,700	$3.04	115,149
10/9/2014	3,139	$3.04	118,288
10/9/2014	1,100	$3.06	119,388
10/10/2014	1,600	$2.90	120,988
10/10/2014	2,400	$2.90	123,388
10/10/2014	5,000	$2.83	128,388
10/10/2014	3,900	$2.88	132,288
10/10/2014	100	$2.87	132,388
10/10/2014	3,500	$2.75	135,888
10/13/2014	5,000	$2.73	140,888
10/13/2014	5,000	$2.73	145,888
10/13/2014	1,400	$2.76	147,288
10/13/2014	500	$2.76	147,788
10/13/2014	3,100	$2.76	150,888
10/13/2014	5,000	$2.72	155,888
10/13/2014	5,000	$2.72	160,888
10/15/2014	4,400	$2.76	165,288
10/16/2014	-10,000	$2.80	155,288
10/20/2014	13,900	$2.70	169,188
10/20/2014	15,000	$2.76	184,188
10/20/2014	15,000	$2.77	199,188
10/20/2014	15,000	$2.78	214,188
10/21/2014	200	$2.81	214,388
10/21/2014	4,000	$2.79	218,388
10/21/2014	1,900	$2.82	220,288
10/21/2014	4,000	$2.81	224,288
10/21/2014	3,000	$2.82	227,288

Exhibit 2-10

10/23/2014	-30,000	$2.87	197,288
10/23/2014	-15,000	$2.80	182,288
10/23/2014	1,200	$2.69	183,488
10/23/2014	1,850	$2.70	185,338
10/23/2014	950	$2.69	186,288
10/28/2014	1,034	$3.01	187,322
10/28/2014	3,966	$3.03	191,288
10/28/2014	4,000	$3.02	195,288
10/28/2014	3,700	$3.03	198,988
10/28/2014	300	$3.02	199,288
10/28/2014	3,600	$2.99	202,888
10/28/2014	400	$3.00	203,288
10/28/2014	4,000	$2.98	207,288
10/28/2014	4,000	$2.97	211,288
10/29/2014	3,000	$2.98	214,288
10/29/2014	3,000	$3.00	217,288
10/29/2014	4,000	$2.98	221,288
10/30/2014	3,900	$2.90	225,188
10/30/2014	100	$2.89	225,288
10/30/2014	5,300	$3.00	230,588
10/30/2014	400	$2.97	230,988
10/30/2014	300	$2.99	231,288
10/30/2014	6,000	$3.00	237,288
10/30/2014	3,000	$2.99	240,288
10/31/2014	-2,475	$2.96	237,813
11/3/2014	-200	$3.12	237,613
11/3/2014	-100	$3.12	237,513
11/3/2014	-100	$3.12	237,413
11/3/2014	1,178	$3.02	238,591
11/4/2014	10,000	$3.10	248,591
11/6/2014	-400	$3.06	248,191
11/6/2014	-5,000	$3.06	243,191
11/6/2014	-2,000	$3.06	241,191
11/6/2014	-7,500	$3.06	233,691
11/11/2014	92,466	$2.59	326,157
11/12/2014	7,000	$2.39	333,157
11/12/2014	8,000	$2.41	341,157
11/12/2014	100	$2.41	341,257
11/12/2014	159	$2.41	341,416
11/12/2014	7,000	$2.40	348,416
11/12/2014	6,900	$2.40	355,316
11/12/2014	100	$2.40	355,416
11/12/2014	3,400	$2.40	358,816
11/12/2014	3,600	$2.40	362,416
11/12/2014	200	$2.40	362,616
11/12/2014	6,800	$2.40	369,416
11/12/2014	600	$2.44	370,016
11/12/2014	6,300	$2.44	376,316
11/12/2014	100	$2.44	376,416
11/12/2014	-9,500	$2.54	366,916
11/12/2014	9,500	$2.54	376,416

Exhibit 2-11

11/13/2014	1,300	$2.36	377,716
11/13/2014	601	$2.35	378,317
11/13/2014	1,556	$2.40	379,873
11/13/2014	600	$2.47	380,473
11/13/2014	2,400	$2.46	382,873
11/13/2014	230	$2.46	383,103
11/13/2014	17	$2.45	383,120
11/13/2014	2,400	$2.45	385,520
11/13/2014	3,600	$2.46	389,120
11/13/2014	1,120	$2.44	390,240
11/13/2014	1,633	$2.47	391,873
11/13/2014	6,000	$2.41	397,873
11/13/2014	6,000	$2.42	403,873
11/13/2014	5,100	$2.43	408,973
11/17/2014	5,000	$2.12	413,973
11/17/2014	5,000	$2.17	418,973
11/18/2014	100	$2.19	419,073
11/19/2014	150	$2.20	419,223
11/21/2014	2,064	$2.26	421,287
11/21/2014	1,200	$2.27	422,487
11/21/2014	4,800	$2.27	427,287
11/21/2014	100	$2.25	427,387
11/21/2014	3,700	$2.25	431,087
11/21/2014	2,100	$2.25	433,187
11/21/2014	1,917	$2.26	435,104
11/21/2014	6,000	$2.26	441,104
11/21/2014	5,800	$2.26	446,904
11/21/2014	200	$2.26	447,104
11/24/2014	2,400	$2.27	449,504
11/24/2014	3,600	$2.27	453,104
11/24/2014	6,000	$2.27	459,104
11/25/2014	9,000	$2.27	468,104
11/25/2014	100	$2.21	468,204
11/25/2014	4,400	$2.21	472,604
11/25/2014	4,500	$2.21	477,104
11/25/2014	4,000	$2.22	481,104
11/25/2014	900	$2.26	482,004
11/25/2014	200	$2.26	482,204
11/25/2014	4,000	$2.25	486,204
11/26/2014	39,400	$2.26	525,604
11/28/2014	3,400	$2.23	529,004
11/28/2014	1,200	$2.25	530,204
11/28/2014	600	$2.25	530,804
11/28/2014	2,800	$2.28	533,604
11/28/2014	200	$2.27	533,804
11/28/2014	2,600	$2.28	536,404
11/28/2014	1,230	$2.28	537,634
11/28/2014	1,470	$2.27	539,104
11/28/2014	300	$2.26	539,404

Exhibit 2-12

12/1/2014	93,293	$2.19	632,697
12/2/2014	1,507	$2.30	634,204
12/2/2014	6,900	$2.30	641,104
12/2/2014	1,193	$2.29	642,297
12/2/2014	9,600	$2.30	651,897
12/2/2014	100	$2.27	651,997
12/3/2014	100	$2.40	652,097
12/3/2014	1,842	$2.40	653,939
12/3/2014	1,000	$2.36	654,939
12/3/2014	3,000	$2.37	657,939
12/4/2014	-1,507	$2.30	656,432
12/4/2014	-6,900	$2.30	649,532
12/4/2014	-1,193	$2.29	648,339
12/4/2014	-9,600	$2.30	638,739
12/4/2014	-100	$2.27	638,639
12/4/2014	6,000	$2.35	644,639
12/4/2014	1,507	$2.30	646,146
12/4/2014	6,900	$2.30	653,046
12/4/2014	1,193	$2.29	654,239
12/4/2014	9,600	$2.30	663,839
12/4/2014	100	$2.27	663,939
12/5/2014	-1,507	$2.30	662,432
12/5/2014	-6,900	$2.30	655,532
12/5/2014	-1,193	$2.29	654,339
12/5/2014	-9,600	$2.30	644,739
12/5/2014	-100	$2.27	644,639
12/5/2014	1,300	$2.30	645,939
12/5/2014	1,507	$2.30	647,446
12/5/2014	6,900	$2.30	654,346
12/5/2014	1,193	$2.29	655,539
12/5/2014	9,600	$2.30	665,139
12/5/2014	100	$2.27	665,239
12/11/2014	1,850	$2.25	667,089
12/11/2014	650	$2.26	667,739
12/11/2014	800	$2.27	668,539
12/11/2014	3,300	$2.24	671,839
12/11/2014	1,000	$2.23	672,839
12/11/2014	-9,599	$2.24	663,240
12/11/2014	4,300	$2.25	667,540
12/11/2014	2,200	$2.26	669,740
12/11/2014	1,760	$2.26	671,500
12/11/2014	2,640	$2.26	674,140
12/11/2014	3,000	$2.25	677,140
12/11/2014	400	$2.26	677,540
12/11/2014	5,000	$2.25	682,540
12/11/2014	2,000	$2.26	684,540
12/11/2014	4,400	$2.25	688,940
12/11/2014	2,000	$2.25	690,940
12/11/2014	1,625	$2.24	692,565
12/11/2014	100	$2.24	692,665
12/11/2014	4,500	$2.24	697,165
12/11/2014	4,900	$2.26	702,065
12/11/2014	100	$2.25	702,165

Exhibit 2-13

12/12/2014	2,400	$2.24	704,565
12/12/2014	3,600	$2.24	708,165
12/12/2014	5,000	$2.24	713,165
12/12/2014	500	$2.24	713,665
12/12/2014	4,000	$2.24	717,665
12/12/2014	3,000	$2.24	720,665
12/15/2014	107,220	$2.26	827,885
12/16/2014	5,200	$2.33	833,085
12/16/2014	15,800	$2.31	848,885
12/16/2014	20,000	$2.31	868,885
12/16/2014	19,700	$2.31	888,585
12/16/2014	300	$2.31	888,885
12/16/2014	2,000	$2.26	890,885
12/16/2014	7,800	$2.29	898,685
12/16/2014	7,100	$2.30	905,785
12/16/2014	3,000	$2.28	908,785
12/16/2014	100	$2.30	908,885
12/16/2014	20,000	$2.26	928,885
12/16/2014	600	$2.25	929,485
12/16/2014	17,400	$2.26	946,885
12/16/2014	400	$2.25	947,285
12/16/2014	1,600	$2.25	948,885
12/17/2014	5,600	$2.36	954,485
12/17/2014	10,000	$2.36	964,485
12/18/2014	98,716	$2.48	1,063,201
12/19/2014	11,161	$2.40	1,074,362
12/19/2014	3,839	$2.41	1,078,201
12/19/2014	5,000	$2.42	1,083,201
12/19/2014	3,000	$2.42	1,086,201
12/29/2014	7,000	$2.26	1,093,201
12/29/2014	3,600	$2.27	1,096,801
12/29/2014	400	$2.26	1,097,201
1/12/2015	5,500	$2.41	1,102,701
1/12/2015	100	$2.41	1,102,801
1/12/2015	300	$2.41	1,103,101
1/12/2015	100	$2.33	1,103,201
1/16/2015	1,000	$2.32	1,104,201
1/20/2015	900	$2.26	1,105,101
1/20/2015	100	$2.26	1,105,201
1/20/2015	1,400	$2.26	1,106,601
1/20/2015	400	$2.27	1,107,001
1/23/2015	9,000	$2.27	1,116,001
1/30/2015	-43,200	$0.00	1,072,801
2/3/2015	9,000	$2.26	1,081,801
2/3/2015	9,000	$2.26	1,090,801
2/10/2015	2,650	$2.40	1,093,451
2/10/2015	5,350	$2.39	1,098,801
2/11/2015	10,000	$2.49	1,108,801
2/11/2015	100	$2.49	1,108,901
2/11/2015	2,500	$2.49	1,111,401
2/11/2015	1,900	$2.49	1,113,301
2/11/2015	4,500	$2.47	1,117,801
2/19/2015	-12,500	$2.67	1,105,301
2/20/2015	-21,132	$2.61	1,084,169
2/20/2015	-17,100	$2.62	1,067,069

Exhibit 2-14

3/12/2015	100	$2.83	1,067,169
3/12/2015	7,696	$2.84	1,074,865
3/12/2015	204	$2.82	1,075,069
3/12/2015	8,000	$2.83	1,083,069
3/12/2015	8,000	$2.82	1,091,069
3/12/2015	4,000	$2.81	1,095,069
3/12/2015	2,600	$2.78	1,097,669
3/12/2015	4,000	$2.80	1,101,669
3/13/2015	-72,600	$2.96	1,029,069
3/16/2015	1,100	$2.81	1,030,169
3/16/2015	-3,700	$2.91	1,026,469
3/16/2015	-200	$2.90	1,026,269
3/16/2015	-8,800	$2.89	1,017,469
3/16/2015	-6,400	$2.89	1,011,069
3/16/2015	-5,700	$2.86	1,005,369
3/16/2015	-300	$2.86	1,005,069
3/16/2015	-9,000	$2.83	996,069
3/18/2015	156,700	$3.29	1,152,769
3/19/2015	8,000	$3.50	1,160,769
3/19/2015	3,925	$3.46	1,164,694
3/19/2015	75	$3.47	1,164,769
3/19/2015	3,200	$3.48	1,167,969
3/19/2015	800	$3.47	1,168,769
3/20/2015	62935	$3.29	1,231,704
3/23/2015	11	$3.30	1,231,715
3/24/2015	100	$3.31	1,231,815
3/25/2015	2,027	$3.23	1,233,842
4/10/2015	400	$3.05	1,234,242
4/22/2015	200	$2.87	1,234,442
4/24/2015	5,000	$2.84	1,239,442
4/24/2015	5,000	$2.83	1,244,442
4/28/2015	400	$2.77	1,244,842
4/28/2015	3,800	$2.82	1,248,642
5/5/2015	100	$2.71	1,248,742
5/14/2015	960	$2.54	1,249,702
5/15/2015	5,000	$2.61	1,254,702
5/15/2015	300	$2.60	1,255,002
5/15/2015	7,700	$2.59	1,262,702
5/19/2015	-2,200	$2.47	1,260,502
5/19/2015	3,000	$2.45	1,263,502
5/26/2015	1,500	$2.51	1,265,002
5/26/2015	3,300	$2.47	1,268,302
5/26/2015	800	$2.46	1,269,102
5/26/2015	10,000	$2.51	1,279,102
5/27/2015	646	$2.46	1,279,748
5/27/2015	100	$2.46	1,279,848
5/27/2015	6,000	$2.47	1,285,848
5/27/2015	6,000	$2.47	1,291,848
5/27/2015	6,000	$2.46	1,297,848
5/27/2015	4,800	$2.47	1,302,648
5/27/2015	1,100	$2.48	1,303,748
5/27/2015	4,900	$2.48	1,308,648
6/5/2015	6,000	$2.55	1,314,648
6/5/2015	3,000	$2.56	1,317,648
6/5/2015	1,800	$2.55	1,319,448

Exhibit 2-15

7/7/2015	3,000	$2.23	1,322,448
7/7/2015	3,000	$2.22	1,325,448
7/7/2015	6,000	$2.19	1,331,448
7/7/2015	3,000	$2.20	1,334,448
7/7/2015	3,000	$2.19	1,337,448
8/11/2015	3,500	$1.60	1,340,948
8/11/2015	10,000	$1.63	1,350,948
8/11/2015	3,872	$1.60	1,354,820
8/17/2015	3,300	$1.54	1,358,120
8/17/2015	700	$1.54	1,358,820
8/17/2015	3,200	$1.54	1,362,020
8/17/2015	800	$1.54	1,362,820
8/18/2015	4,000	$1.57	1,366,820
8/18/2015	4,000	$1.57	1,370,820
8/18/2015	100	$1.54	1,370,920
8/18/2015	4,000	$1.56	1,374,920
8/18/2015	1,200	$1.56	1,376,120
8/18/2015	2,800	$1.57	1,378,920
8/19/2015	589	$1.56	1,379,509
8/19/2015	8,000	$1.55	1,387,509
8/20/2015	4,500	$1.47	1,392,009
8/21/2015	3,500	$1.47	1,395,509
8/26/2015	7,500	$1.36	1,403,009
8/26/2015	11,000	$1.36	1,414,009
8/26/2015	4,500	$1.41	1,418,509
8/26/2015	9,000	$1.35	1,427,509
8/26/2015	600	$1.32	1,428,109
8/26/2015	11,000	$1.35	1,439,109
8/26/2015	8,200	$1.36	1,447,309
8/26/2015	2,800	$1.36	1,450,109
8/31/2015	9,200	$2.50	1,459,309
9/1/2015	20,300	$1.46	1,479,609
9/1/2015	770	$1.42	1,480,379
9/1/2015	20,000	$1.51	1,500,379
9/1/2015	19,203	$1.51	1,519,582
9/1/2015	7,700	$1.50	1,527,282
9/1/2015	6,000	$1.46	1,533,282
9/8/2015	700	$1.36	1,533,982
9/8/2015	100	$1.36	1,534,082
9/8/2015	500	$1.36	1,534,582
9/8/2015	200	$1.36	1,534,782
9/8/2015	400	$1.36	1,535,182
9/8/2015	100	$1.36	1,535,282
9/8/2015	600	$1.35	1,535,882
9/9/2015	2,000	$1.35	1,537,882
9/9/2015	305	$1.35	1,538,187
9/9/2015	1,195	$1.35	1,539,382
9/9/2015	3,400	$1.35	1,542,782
9/9/2015	100	$1.34	1,542,882
9/9/2015	3,500	$1.35	1,546,382
9/10/2015	25,000	$1.35	1,571,382
9/10/2015	7,613	$1.35	1,578,995
9/17/2015	6,900	$1.51	1,585,895
9/17/2015	12,000	$1.50	1,590,995
9/18/2015	10,000	$1.48	1,600,995

Exhibit 2-16

9/21/2015	600	$1.53	1,601,595
9/23/2015	1,120	$1.45	1,602,715
9/23/2015	200	$1.50	1,602,915
9/23/2015	1,500	$1.50	1,604,415
9/25/2015	14,800	$1.44	1,619,215
9/28/2015	200	$1.38	1,619,415
10/1/2015	25,000	$1.31	1,644,415
10/15/2015	7,785	$1.42	1,652,200
10/15/2015	200	$1.32	1,652,400
10/15/2015	9,000	$1.36	1,661,400
10/26/2015	100	$1.38	1,661,500
10/26/2015	600	$1.40	1,662,100
10/26/2015	1,500	$1.39	1,663,600
10/26/2015	1,700	$1.39	1,665,300
10/28/2015	400	$1.40	1,665,700
10/28/2015	4,600	$1.41	1,670,300
10/28/2015	2,800	$1.41	1,673,100
10/28/2015	1,400	$1.41	1,674,500
10/28/2015	1,850	$1.41	1,676,350
10/28/2015	1,600	$1.40	1,677,950
10/28/2015	250	$1.39	1,678,200
10/28/2015	3,700	$1.40	1,681,900
10/28/2015	6,000	$1.40	1,687,900
10/28/2015	2,490	$1.40	1,690,390
10/29/2015	131	$1.41	1,690,521
10/30/2015	100	$1.41	1,690,621
10/30/2015	100	$1.45	1,690,721
10/30/2015	2,600	$1.46	1,693,321
10/30/2015	2,700	$1.43	1,696,021
10/30/2015	300	$1.42	1,696,321
10/30/2015	2,500	$1.44	1,698,821
11/2/2015	1,600	$1.53	1,700,421
11/2/2015	1,700	$1.56	1,702,121
11/2/2015	900	$1.55	1,703,021
11/9/2015	4,000	$1.74	1,707,021
11/9/2015	2,500	$1.74	1,709,521
11/9/2015	2,500	$1.74	1,712,021
11/9/2015	300	$1.73	1,712,321
11/9/2015	1,100	$1.74	1,713,421
11/9/2015	300	$1.72	1,713,721
11/9/2015	4,000	$1.71	1,717,721
11/10/2015	52,600	$1.56	1,770,321
11/11/2015	4,875	$1.57	1,775,196
11/11/2015	100	$1.56	1,775,296
11/11/2015	1,200	$1.56	1,776,496
11/11/2015	400	$1.56	1,776,896
11/12/2015	1,700	$1.58	1,778,596
11/13/2015	3,000	$1.52	1,781,596
11/13/2015	5,200	$1.51	1,786,796
11/17/2015	4,000	$1.49	1,790,796
11/17/2015	300	$1.53	1,791,096
11/17/2015	2,400	$1.50	1,793,496
11/17/2015	700	$1.51	1,794,196
11/17/2015	600	$1.51	1,794,796
11/27/2015	7,000	$1.51	1,801,796

Exhibit 2-17

Below are Mr. Fields Transactions during the past two years in the over the counter market American-style put options which have an exercise price of $2.50 per Share and expire on February 19, 2016.

Date of	Amount of Puts	Price	Total Shares Then
Transaction	Acquired/(Sold)	Per Put	Long/(Short)
8/12/2015	(200)	$0.90	-200
8/13/2015	(800)	$0.90	-1,000
8/28/2015	(400)	$0.95	-1,400

Transactions by Cruiser Capital Advisors, LLC during the past two years:

Date of Transaction	Amount of Shares Acquired		Amount of Shares Disposed		Total Shares Then Beneficially Owned at End of Month
	Number	Price Per Share	Number	Price Per Share
3/27/2014			25,000	5.48	(25,000)
3/28/2014			7,216	5.95	(32,216)
3/31/2014	3,000	5.5583			(29,216)
4/23/2014	29,216	3.8109			-
7/11/2014	100,000	3.5			100,000
8/12/2014			5,900	3.99572	94,100
8/20/2014			2,400	3.75	91,700
8/21/2014			72,600	3.8629	19,100
9/10/2014			16,100	3.9048	3,000
9/12/2014			2,678	3.768279	322
9/15/2014			322	3.56	-
11/26/2014	4,200	2.2490476			4,200
11/28/2014	11,400	2.2467			15,600
12/1/2014	14,270	2.2189			29,870
12/2/2014	1,000	2.24			30,870
12/3/2014	1,000	2.35			31,870
12/5/2014	10,100	2.3197			41,970
12/8/2014	10,000	2.22			51,970
12/11/2014	20,000	2.245			71,970
12/15/2014	5,100	2.24			77,070
12/17/2014	863	2.46			77,933
12/18/2014	10,000	2.5			87,933
12/19/2014	25,000	2.35			112,933
12/19/2014	1,000	2.5			113,933
12/22/2014	5,194	2.26			119,127
12/23/2014	2,500	2.29			121,627
12/29/2014	13,500	2.2893			135,127
12/30/2014	21,439	2.25			156,566
12/31/2014	12,500	2.25			169,066
1/2/2015	10,000	2.2199			179,066
1/5/2015	35,000	2.2014			214,066
1/6/2015	10,000	2.19			224,066
1/7/2015	20,000	2.2			244,066
1/8/2015	6,371	2.26			250,437
1/9/2015	10,000	2.25			260,437
1/20/2015	10,800	2.2861111			271,237
1/21/2015	20,071	2.321252			291,308
1/23/2015	10,000	2.28			301,308
2/5/2015	10,000	2.25			311,308

Exhibit 2-18

5/11/2015			7,179	2.83	304,129
5/11/2015			100,000	2.7642	204,129
5/12/2015	25,000	2.65			229,129
5/15/2015	2,900	2.5784			232,029
5/18/2015	7,100	2.58			239,129
5/20/2015	1,298	2.55			240,427
5/21/2015	20,000	2.56			260,427
5/26/2015	10,000	2.51			270,427
6/22/2015	9,981	2.49			280,408
10/7/2015			7,683	1.46	272,725
11/19/2015	19,118	1.5931			291,843
11/20/2015	10,000	1.5996			301,843
11/20/2015	10,813	1.567			312,656
11/20/2015	2,300	1.54			314,956
11/23/2015	8,472	1.6			323,428
12/7/2015	13,300	1.6560902			336,728

Transactions by Keith Rosenbloom during the past two years:

Date of Transaction	Amount of Shares Acquired		Amount of Shares Disposed		Total Shares Then Beneficially Owned at End of Month
	Number	Price Per Share	Number	Price Per Share
5/29/2015	504	2.43			504
6/22/2015	19	2.49			523

Exhibit 2-19

CONSENT OF PROPOSED NOMINEE

I, Ephraim Fields, hereby consent to be named in the proxy statement of Ephraim Fields to be used in connection with his solicitation of proxies from the Stockholders of Arotech Corporation for use in voting at the 2016 Annual Meeting of Stockholders of Arotech Corporation and I hereby consent and agree to serve as director of Arotech Corporation if elected at such Annual Meeting.

/s/ Ephraim Fields

Ephraim Fields

Dated: December 10, 2015

Exhibit 2-20

CONSENT OF PROPOSED NOMINEE

I, Keith Rosenbloom, hereby consent to be named in the proxy statement of Ephraim Fields to be used in connection with his solicitation of proxies from the Stockholders of Arotech Corporation for use in voting at the 2016 Annual Meeting of Stockholders of Arotech Corporation and I hereby consent and agree to serve as director of Arotech Corporation if elected at such Annual Meeting.

/s/ Keith Rosenbloom

Keith Rosenbloom

Dated: December 10, 2015

Exhibit 2-21

CONSENT OF PROPOSED NOMINEE

I, Lawrence F. Hagenbuch, hereby consent to be named in the proxy statement of Ephraim Fields to be used in connection with his solicitation of proxies from the Stockholders of Arotech Corporation for use in voting at the 2016 Annual Meeting of Stockholders of Arotech Corporation and I hereby consent and agree to serve as director of Arotech Corporation if elected at such Annual Meeting.

/s/ Lawrence F. Hagenbuch

Lawrence F. Hagenbuch

Dated: December 10, 2015

Exhibit 2-22

EXHIBIT 3

December 10, 2015

The Board of Directors

Arotech Corporation

1229 Oak Valley Drive

Ann Arbor, Michigan 48108

Dear Members of the Board of Directors

Kenneth W. Cappell - Yeshiva University

Jay M. Eastman - Lucid, Inc.

Robert S. Ehrlich - Arotech Corp.

Steven Esses - Arotech Corp.

Seymour Jones - New York University

Michael E. Marrus - Chardan Capital Markets

Richard I. Rudy - Advanced Energy Capital, LLC:

I am the single largest shareholder of Arotech Corporation (“ARTX” or the “Company”), owning 8.1% of its outstanding shares (which includes shares underlying sold-short put options exercisable within 60 days hereof). I have been extremely disappointed with the Board of Directors’ performance in representing the best interests of the Company and its stockholders, for the reasons expressed in this letter. As discussed in this letter, questionable decisions by the Board have contributed to significant shareholder losses, while members of the Board have continued to personally benefit from a generous compensation package.

Today I am announcing my intention to nominate an alternate slate for ARTX’s Board of Directors (the “Board”). Attached hereto as Exhibit A is information regarding my nominees. I intend to nominate an alternate slate because, among other things, two of three directors up for re-election in 2016 have served for over 12 years and overseen the Company’s significant underperformance, excessive payments to management, poor corporate governance and failed acquisitions, all as detailed in this letter, and I believe a change is urgently needed. I am particularly concerned that some members of the Board appear to be less interested in acting in shareholders’ best interests and are more interested in maintaining their own personal lifestyles and increasing their ARTX-related income.

ARTX shareholders deserve a Board that is committed to acting in the best interests of all shareholders, and I firmly believe that electing my nominees is in the best interests of ARTX’s shareholders, employees, customers and other stakeholders, because it will bring fresh insights to help address the prolonged underperformance.

Here are the key considerations addressed in this letter:

- Stock has significantly underperformed; down 29% in one year; down 76% over the past 10 years.

- Over the past 15 years the Company has paid excessive executive compensation, as evidenced by the fact that the Board has granted Ehrlich and Esses combined compensation of over $25 million, which equates to over 60% of Company’s current market cap.

- Corporate overhead is too high, as evidenced by the fact that overhead year-to-date is over $4 million (excluding non-recurring gains), which seems staggeringly high for a company that expects to generate only approximately $5.5 million of Adjusted EBITDA for the entire year.

- The Board has approved questionable related party transactions, as evidenced by the Company paying for the use of what appears to be a private residence in Brooklyn, NY as an ancillary New York office.

- The Board appears to be not fully aligned with shareholders, as evidenced by the fact that most of them have never purchased even a single share of ARTX stock.

- There is significant value in the Company’s assets and the stock is undervalued. For example, I believe the Training/Simulation unit alone is worth more than ARTX’s entire enterprise value.

- The Board has not adequately protected Company assets. For example, the price paid by the Company for the UEC and Armour acquisitions significantly exceeds the Company’s current enterprise value.

Exhibit 3-1

Stock Has Significantly Underperformed

As the following table[1] illustrates, ARTX’s stock price has underperformed over an extended period of time, both on an absolute and relative basis:

Period	ARTX Return	Russell 2000 Return	ARTX Underperformance
1 year	(29)%	2%	(32)%
5 years	(4)%	67%	(72)%
10 years	(76)%	96%	(172)%

[1] Data as per Bloomberg as of December 5, 2015.

Yet, despite the Company’s prolonged underperformance, it does not appear the Board has taken necessary steps to improve performance because the underperformance continues.

Over the Past 15 Years the Company has Paid Excessive Executive Compensation

Despite significant underperformance by the Company, rather than replacing senior management, the Board has continued to retain them and, remarkably, to increase their already significant compensation. Over the past 15 years, the Board has granted Ehrlich and Esses combined compensation of over $25 million, which equates to over 60% of the Company’s current market capitalization. I believe this compensation is excessive considering management’s disappointing performance and the Company’s small size.

I was also shocked to learn that the employment contracts that the Board approved for Messrs. Ehrlich and Esses provide them such an excessive number of paid sick/vacation days that they can effectively get paid for (but not have to work) one out of every 5 days in a given work week.

In light of the Company’s significant underperformance over such an extended period of time, I do not believe that continuing to pay Messrs. Ehrlich and Esses generous compensation packages is in the best interests of the Company and its shareholders. Furthermore, considering that they have both been with the Company for over 12 years, I wonder how much more time the Board considers reasonable to give them before you conclude that they should be replaced.

Corporate Overhead is Too High

I am concerned that the Company’s top two executive officers (but not the CFO) live in Israel when virtually all of the Company’s revenue is generated in the USA. This atypical organizational structure seems illogical and ineffective and requires executives to embark on time consuming and costly travel, at the Company’s expense, which means it is at the expense of shareholders as they are the true owners of the Company. Perhaps this willingness to expend Company resources for what I view as unnecessary expenses helps explain why ARTX’s corporate overhead year-to-date is over $4 million (excluding non-recurring gains), which seems staggeringly high for a company that expects to generate only approximately $5.5 million of Adjusted EBITDA for the entire year.

The Board has Approved Questionable Related Party Transactions

I have grave concerns about the Board’s approval of related party transactions because it appears that such transactions may not be in the best interests of the Company and its stockholders. In addition to a non-recourse loan given to Ehrlich, I question the agreement with Sampen Corporation, an entity controlled by Steven Esses’s family. Under this agreement, ARTX pays Sampen for Esses to serve as ARTX’s President and CEO. The agreement also requires ARTX to pay Sampen for the use of what appears to be a private residence in Brooklyn, NY “as an ancillary New York office for the Company, for meetings, mail and package deliveries, fax receptions, etc.” This is in my experience a highly unusual agreement that appears to be more favorable to Steven Esses and Sampen than the Company. The agreement raises many troubling questions, including:

Exhibit 3-2

- Since Esses already has an employment contract directly with ARTX, why is the Company also making additional payments to Sampen for his services?

- Does ARTX really need “an ancillary” office in NYC and, if so, is what appears to be a private home in Brooklyn really the most appropriate place for such an office?

- If ARTX really does need an ancillary office in NYC (even though it appears to have no operations there), can’t the Company rent space on an arm’s length transaction from a landlord who is not related to senior management? Better yet, instead of renting office space, can’t ARTX occasionally use the NYC offices of its Board members, law firm, investment bank or IR firm?

Public records indicate Sampen is located at 1133 East 22nd Street Brooklyn, New York 11210, and we encourage you to visit there as we have. Considering that last year ARTX provided Esses with $1.4 million in compensation (excluding additional payments to Sampen), despite ARTX’s stock price declining by 33%, we do not believe approving the Sampen transaction was in the best interests of the Company and its shareholders.

Board is not Fully Aligned with Shareholders

As most of the members of the Board have not purchased even a single share of ARTX stock, despite numerous years of Board service and the associated compensation, I fear that the Board does not fully understand and appreciate the position of the owners of the Company.

It is clear to me that in order to protect the value of the investment of all the shareholders of the Company that change at the Company must occur. I believe these changes are long overdue and need to occur immediately. The first change I am proposing is to reconfigure the Board by adding some highly qualified and highly incentivized directors, while removing some existing directors. As a result, I have notified the Company that I intend to nominate an alternate slate of directors to ARTX’s Board. I believe that my nominees have significant financial, operational, strategic and capital markets experience, as evidenced by their business backgrounds, that can be used to help address the Company’s significant underperformance.

There is Significant Value in the Company’s Assets and the Stock is Undervalued

There are many, identifiable ways to create significant long-term shareholder value at ARTX. I believe that beneath an excessively paid yet ineffective senior management team (as reflected in the underperformance and high corporate overhead), is a core business with both a highly motivated workforce and four valuable assets.

I believe the inherent value of these assets significantly exceeds ARTX’s current stock price. For example, I believe that just one of these assets (the Training/Simulation division, which generated $9.5 million of LTM EBITDA) alone is worth more than ARTX’s entire current enterprise value. ARTX’s remaining three assets have significant additional value as well:

- The Power Systems division which generated LTM revenue of $43 million and could generate increased profitability next year,

- U.S. federal net operating losses (NOLs) of $35 million and foreign NOLs of $85 million, and

- Iron Flow, an early stage battery designed to provide storage for grid power.

I believe that significant shareholder value could be created by dramatically reducing corporate overhead. I believe much of this overhead is unnecessary, as evidenced by the atypical corporate structure, and yields a low (and perhaps negative) return on investment for shareholders. I feel shareholders would be far better served if the Company reduced corporate overhead and used this precious capital to either grow the business or buyback stock.

Exhibit 3-3

I believe ARTX’s stock would appreciate if the Board adopted more shareholder friendly corporate governance policies. The Board is currently staggered and has a non-independent Chairman. In my experience, many investors avoid companies with these provisions because these provisions are often reflective of an entrenched Board that does not act in the best interests of shareholders.

Finally, considering ARTX’s performance and the location of its customers, employees and shareholders, I believe significant shareholder value could be created by hiring, empowering and properly incentivizing a senior management team that lives in the U.S. These individuals must have the credibility, skill set and vision necessary to lead ARTX and fully maximize its potential.

The Board has not Adequately Protected Company Assets

Rather than acting in shareholders’ best interests, I believe the Board has wasted significant amounts of shareholders’ money on a variety of things including:

- Excessive and ineffective compensation for executive officers, as the Company has continually underperformed;

- The April 2014 acquisition of UEC in which the company paid over $35 million (a sum which approximates ARTX’s current market capitalization) for an asset whose results to-date have disappointed, as noted below. ARTX’s stock price was $6.22 the day before the acquisition was announced. Since then the stock price has declined rapidly and consistently and is down 73% in aggregate.

- The Armour acquisitions in which the Company spent over $20 million but suffered significant losses and ended up taking large write-offs and paying $2.9 million to settle a Class Action Complaint regarding management’s actions.

As a result of these and other actions, significant shareholder value has been destroyed and the Company’s financial position has been weakened.

Need to Act Now

While I had hoped to address the need I perceive for change to the Board without nominating my own directors, I found the Company was unwilling to engage in a timely manner to bring about this change. Believing that there is no time like the present to address the Company’s significant underperformance, excessive payments to management and poor corporate governance, I acted now to bring about change. I hope the Board lets shareholders make a determination on what direction the Company should go, and that the Company does not waste more of shareholders’ precious money in resisting proposed change at the Board level.

In the near future, I will be publishing additional information regarding the Board and what I perceive to be the questionable qualifications of some of its members. In light of the prolonged underperformance and the other actions referenced in this letter, I wonder why anyone would have confidence that the Board will act in the best interests of stockholders.

I am happy to meet with the Board to discuss this letter and actions that the Company can take to increase shareholder value.

Sincerely,

/s/ Ephraim Fields

Ephraim Fields

Exhibit 3-4

Exhibit A

Ephraim Field’s Nominees

Ephraim Fields:

Mr. Ephraim Fields is the founder of Echo Lake Capital, a value-oriented investment firm which invests in publicly traded U.S. equities. Prior to founding Echo Lake, Ephraim was the founder and portfolio manager of Clarus Capital, a value-oriented investment fund which invested primarily in small cap and microcap U.S. listed stocks. Earlier in his career Ephraim was an investment banker at Credit Suisse, Donaldson, Lufkin and Jenrette, and Wasserstein Perella. Ephraim has an MBA from the Wharton School at the University of Pennsylvania and a BSBA from Washington University in St. Louis. Ephraim has extensive experience in mergers and acquisitions, debt and equity capital markets, microcap stocks and private equity investing. Mr. Fields is the son of an Israeli mother and has spent significant time in Israel.

Keith Rosenbloom:

Mr. Keith Rosenbloom is the co-founder of Cruiser Capital Advisors, LLC, which acts as the investment advisor to pooled investment vehicles (the “Cruiser Portfolios”) on a discretionary basis. He has managed the Cruiser Portfolios since inception. Mr. Rosenbloom has over 25 years of investing experience with an emphasis on applying traditional value oriented private equity techniques to public and private special situations. Prior to founding Cruiser Capital, Keith, co-founded and managed the CARE Capital Group, an investment company focused on investing in hedge funds and creating alternative investment opportunities, where he served as Portfolio Manager of the CARE Fund and CARE Market Neutral Fund. Prior to CARE Capital, Keith co-managed Comvest Venture Partners, a private equity and bridge loan fund, and served as Director of Merchant Banking for Commonwealth Associates. Keith also serves on a number of charitable boards including, Hillel International (Board of Governors), and Hatzalah (Israel's private EMT service). Keith acts as an advisor to two family offices on their alternative investment portfolios. Keith graduated cum laude from Yale University. Keith has extensive experience in corporate finance, mergers and acquisitions, and public market and private equity investing.

Lawrence F. Hagenbuch:

Mr. Lawrence Hagenbuch is currently the Chief Operating Officer and Chief Financial Officer for J. Hilburn, Inc., a custom clothier for men. The principal offices of J. Hilburn is located at located at 12700 Park Central Drive, Suite 2000, Dallas, TX 75251. Mr. Hagenbuch has been with J Hilburn since May 2010. Mr. Hagenbuch also serves on the board of directors of Remy International (NASDAQ REMY), since November 18, 2008, and currently serves on Remy International’s audit and compensation committees. Mr. Hagenbuch has served in senior management positions for Suntx Capital partners, Alix Partners, GE / GE capital, and American National Can. Mr. Hagenbuch began his professional career in the United States Navy. Mr. Hagenbuch earned an undergraduate in engineering degree from Vanderbilt University and an MBA from the Wharton School of the University of Pennsylvania. Mr. Hagenbuch has extensive experience in supply chain, operational and profitability improvements, and through his background as a consultant and in senior management roles at various companies, he brings considerable experience in implementing lean manufacturing discipline and in creating innovative business and marketing strategies.

Exhibit 3-5